UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 22, 2022

Oaktree Acquisition Corp. II

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39526	98-1551592
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 South Grand Avenue

28th Floor

Los Angeles, CA 90071

(Address of Principal Executive Offices, and Zip Code)

(213) 830-6300

Registrant’s Telephone Number, Including Area Code

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-fourth of one redeemable warrant	OACB.U	New York Stock Exchange
Class A ordinary shares included as part of the units	OACB	New York Stock Exchange
Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	OACB WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Amendment to Business Combination Agreement

As previously disclosed, on December 7, 2021, Oaktree Acquisition Corp. II, a Cayman Islands exempted company (“OACB”), entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among OACB, Alvotech Holdings S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B229193 (“Alvotech Holdings”) and Alvotech, a simplified joint stock company (société par actions simplifiée) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Trade and Company Register (Registre de Commerce et des Sociétés, Luxembourg) under number B258884 (“TopCo”). The transactions contemplated by the Business Combination Agreement are referred to as the “Business Combination”.

On April 18, 2022, OACB and Alvotech Holdings entered into the First Amendment to the Business Combination Agreement (“Amendment No. 1”). Pursuant to Amendment No. 1, the parties agreed (i) to lower the Minimum Cash Condition (as defined in the Business Combination Agreement) from $300,000,000 to $250,000,000, (ii) to increase the principle amount of indebtedness Alvotech Holdings can incur in any debt financing transactions, in the aggregate, prior to the closing of the Business Combination without the prior written consent of OACB from $50,000,000 to $90,000,000 and (iii) that the aggregate proceeds in excess of $90,000,000 of any debt financing funded or available to be funded to Alvotech Holdings prior to the closing of the Business Combination (and, for the avoidance of doubt, after the date of the Business Combination Agreement), at or following the closing of the Business Combination are to be credited towards the Minimum Cash Condition.

A copy of Amendment No. 1 is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of Amendment No. 1 is qualified in its entirety by reference thereto.

Item 8.01	Other Events.

On April 12, 2022, Alvotech Holdings signed a binding term sheet with Sculptor Capital Investments, LLC (“Sculptor”), for a debt facility of $75.0 million to $125.0 million. The proceeds will be used to pay off part of a shareholder loan they received from Alvogen and for general corporate purposes. Alvotech Holdings will pay a 2% underwriting fee to Sculptor and the interest rate is to be determined on the date of the signing of the facility agreement but will be no less than 10% and no more than 12.5%, and the maturity date of the facility is September 23, 2025. Alvotech Holdings’ entry into the facility agreement is, among other conditions precedent, subject to the consummation of the Business Combination, receipt of all necessary approvals, and the negotiation and execution of final documentation in a form that is mutually agreeable to all parties involved. There can be no guarantee that these conditions precedent will be satisfied or that the parties will be able to agree on final documentation.

On April 18, 2022, TopCo entered into a Standby Equity Purchase Agreement (“SEPA”) with YA II PN, LTD. (“Yorkville”) pursuant to which, subject to the consummation of the Business Combination, TopCo has the option, but not the obligation, to issue, and Yorkville shall subscribe for, an aggregate amount of up to $150.0 million of TopCo Ordinary Shares at the time of TopCo’s choosing during the term of the agreement, subject to certain limitations. Each advance under the SEPA (an “Advance”) may be for an aggregate amount of TopCo Ordinary Shares purchased at 98.0% of the market price during a one- or three-day pricing period elected by TopCo. The “Market Price” is defined in the SEPA as the average of the VWAPs (as defined below) during the one trading day, in the case of a one day pricing period, or during each of the three consecutive trading days, in the case of a three day pricing period, commencing on the trading day following the date TopCo submits an Advance notice to Yorkville. “VWAP” means, for any trading day, the daily volume weighted average price of TopCo’s ordinary shares for such date on NASDAQ as reported by Bloomberg L.P. during regular trading hours. The SEPA will continue for a term of three years commencing from the date of execution of the definitive agreement.

The two facilities are intended to provide access of up to $250 million and are expected to be used to replace potential redemptions by OACB shareholders that may occur as part of the Business Combination.

Additional Information

In connection with the proposed business combination (the “Business Combination”) between Oaktree Acquisition Corp. II (“OACB”) and Alvotech Holdings S.A. (“Alvotech Holdings”). OACB and Alvotech Holdings have filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”) containing a preliminary proxy statement of OACB and a preliminary prospectus of Alvotech S.A.S., and after the Registration Statement is declared effective, OACB will mail a definitive proxy statement/prospectus related to the proposed Business Combination to its shareholders. This Current Report on Form 8-K does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. OACB’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Alvotech Holdings,

OACB and the proposed Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to shareholders of OACB as of a record date to be established for voting on the proposed Business Combination. Shareholders of OACB will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: OACB, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Participants in the Solicitation

OACB and Alvotech Holdings and their directors and executive officers may be deemed participants in the solicitation of proxies from OACB’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in OACB is contained in OACB’s annual report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a written request to OACB, 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

Alvotech S.A.S and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of OACB in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement/prospectus for the proposed Business Combination when available.

Forward Looking Statements

Certain statements in this Current Report on Form 8-K may be considered “forward-looking statements.” Forward-looking statements generally relate to future events or the future financial operating performance of OACB or Alvotech Holdings. For example, Alvotech Holdings’ expectations regarding future growth, results of operations, performance, future capital and other expenditures including the development of critical infrastructure for the global healthcare markets, competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events; and the potential approval and commercial launch of AVT02. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by OACB and its management, and Alvotech Holdings and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond OACB’s and Alvotech Holdings’ control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against OACB, the combined company or others following this announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of OACB, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the inability to execute final agreement with respect to the loan facility with Sculptor Capital Management on acceptable terms or at all; (6) the inability to consummate the transactions contemplated by the Standby Equity Purchase Agreement by and between TopCo and Yorkville; (7) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (8) the risk that the Business Combination disrupts current plans and operations of Alvotech Holdings as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the possibility that Alvotech Holdings or the combined company may be adversely affected by other economic, business, and/or competitive factors; (13) Alvotech Holdings’ estimates of expenses and profitability; (14) pending litigation related to AVT02; (15) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; (16) the commercial launch date of AVT02 in the United States or elsewhere, and (17) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in OACB’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020 (as amended December 13, 2021) or in other documents filed by OACB with the SEC. There may be additional risks that neither OACB nor Alvotech Holdings presently know or that OACB and Alvotech Holdings currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this Current Report on Form 8-K should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither OACB nor Alvotech Holdings undertakes any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this Current Report on Form 8-K. Alvotech Holdings and OACB disclaim any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this Current Report on Form 8-K and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech Holdings, OACB or any of their respective directors, officers, employees, affiliates, agents, advisors or representatives liable in any respect for the provision of this Current Report on Form 8-K, the information contained in this Current Report on Form 8-K, or the omission of any information from this Current Report on Form 8-K.

No Offer

This communication is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1	First Amendment to the Business Combination Agreement, dated as of April 18, 2022, by and between Alvotech Holdings S.A. and Oaktree Acquisition Corp. II.

104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OAKTREE ACQUISITION CORP. II

Date: April 22, 2022	By:	/s/ Zaid Pardesi
	Name:	Zaid Pardesi
	Title:	Chief Financial Officer and Head of M&A

Exhibit 2.1

Execution Version

FIRST AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

This FIRST AMENDMENT TO BUSINESS COMBINATION AGREEMENT (this “Amendment”) is made as of April 14, 2022 by and between Alvotech Holdings S.A., a public limited liability company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 9, rue de Bitbourg, L-1273 Luxembourg, Grand Duchy of Luxembourg and registered with the RCS under number B229193 (the “Company”), and Oaktree Acquisition Corp. II, a Cayman Islands exempted company (“Parent”) and amends that certain Business Combination Agreement (the “Agreement”), dated as of December 7, 2021, by and among TopCo, the Company and Parent. Capitalized terms used herein but not otherwise defined have the meanings set forth in the Agreement.

WHEREAS, the Company and Parent desire to amend the Agreement, in accordance with Section 9.3 thereof, to permit the consummation of certain debt financing transactions and accordingly adjust the closing condition related to Aggregate TopCo Transaction Proceeds, in each case, as set forth below.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Parent hereby agree as follows:

1. Amendments.

(a) The definition of “Aggregate TopCo Transaction Proceeds” is hereby amended and restated in its entirety as follows:

“Aggregate TopCo Transaction Proceeds” means an amount equal to (i) the funds contained in the Trust Account as of the First Merger Effective Time, minus (ii) all amounts, if any, payable to the Public Shareholders of Parent pursuant to the Parent Shareholder Redemption, plus (iii) the Aggregate PIPE Proceeds, plus (iv) the aggregate proceeds in excess of $90,000,000 of any debt financing funded or available to be funded to the Company prior to the Closing (and, for the avoidance of doubt, after the date of this Agreement), at or following the Closing.

(b) The definition of “Pre-Closing Financing” is hereby amended and restated in its entirety as follows:

“Pre-Closing Financing” means any Pre-Closing Equity Financing or debt financing transaction entered into by the Company after the date hereof on arms-length terms which are reasonably acceptable to Parent, in order to fund the capital needs of the Company and its Subsidiaries in the ordinary course of business; provided, that any such debt financing transactions shall not exceed, in the aggregate, a principle amount of indebtedness in excess of $90,000,000 without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed); it being understood and agreed that the debt financing transactions set forth on Section 1.1 of the Company Disclosure Schedule are reasonably acceptable to Parent.

1

(c) Section 7.3 of the Agreement is hereby amended to replace the amount “$300,000,000” with the amount “$250,000,000”.

(d) The Section 1.1 of the Company Disclosure Schedules attached hereto as Schedule I is hereby attached to the Agreement as Section 1.1 of the Company Disclosure Schedules thereto.

2. Remaining Effect. Except as specifically amended herein, the Agreement remains in effect without change thereto; provided, however, that all references to the Agreement set forth therein shall hereafter be deemed to refer to the Agreement as hereby amended.

3. Miscellaneous. Sections 9.2, 9.3, 9.5-9.11, and 9.13-9.18 of the Agreement are incorporated herein by reference mutatis mutandis.

*     *   *   *

2

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as a deed as of the date first written above.

ALVOTECH HOLDINGS S.A.

By:
Name:
Title:

OAKTREE ACQUISITION CORP. II

By:
Name:
Title:

Signature Page - Amendment to Business Combination Agreement

Schedule I

Section 1.1

The debt financing contemplated by that certain:

•	Advance, dated March 21, 2022 and effective as of February 22, 2022, by and between the Company and Alvogen Lux Holdings S.à.r.l

•	Advance, dated as of March 28, 2022, by and between the Company and Alvogen Lux Holdings S.à.r.l

•	Advance, dated as of March 8, 2022, by and between the Company and Aztiq Pharma Partners S.à.r.l

•	Loan Agreement, dated as of April 11, 2022, by and between the Company and Alvogen Lux Holdings S.à.r.l

•	Second Lien Debt Term Sheet, dated as of April 11, 2022, by and between the Company and Sculptor Capital Investments, LLC